SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments

Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Baidu, Inc.

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

G07034104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07034104	13G	Page 2 of 7 Pages

1	Name of Reporting Person Robin Yanhong Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 458,153,488[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 451,602,016 ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 458,153,488[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 451,602,016 ordinary shares.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 458,153,488 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent Of Class Represented By Amount In Row 9 16.3%[2]
12	Type of Reporting Person IN

[1]

Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Li on record, (ii) 2,720,592 Class A ordinary shares in the form of ADSs held by Mr. Li in the brokerage account of the administrator of the issuer’s employee stock option program, (iii) 817,680 Class A Ordinary Shares issuable to Mr. Li upon vesting of restricted shares within 60 days after December 31, 2022, (iv) 439,200,000 Class B Ordinary Shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li, (v) 5,971,360 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the issuer’s employee stock option program, (vi) 6,068,640 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of December 31, 2022, and (vii) 362,016 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after December 31, 2022. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. G07034104	13G	Page 3 of 7 Pages

1	Name Of Reporting Person Handsome Reward Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 451,602,016[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 451,602,016[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 451,602,016 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 16.1%[4]
12	Type of Reporting Person CO

[3]

Includes (i) 439,200,000 Class B Ordinary Shares held on record, (ii) 5,971,360 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the issuer’s employee stock option program, (iii) 6,068,640 Class A Ordinary Shares issuable upon exercise of options within 60 days after December 31, 2022, and (iv) 362,016 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after December 31, 2022.

[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. G07034104	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Baidu, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China

Item 2(a).	Name of Person Filing:

Robin Yanhong Li
Handsome Reward Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Robin Yanhong Li
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China

Handsome Reward Limited c/o Robin Yanhong Li
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China

Item 2(c)	Citizenship:

Robin Yanhong Li – The People’s Republic of China

Handsome Reward Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares and Class B Ordinary Shares (collectively, “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G07034104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. G07034104	13G	Page 5 of 7 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robin Yanhong Li	458,153,488	16.3%	458,153,488	0	458,153,488	0
Handsome Reward Limited	451,602,016	16.1%	451,602,016	0	451,602,016	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

As of December 31, 2022, Robin Yanhong Li was the record owner of 3,013,200 Class A Ordinary Shares, and owned 2,720,592 Class A ordinary shares in the brokerage account of the administrator of the issuer’s employee stock option program. Mr. Li also had right to acquire 817,680 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans, within 60 days after December 31, 2022.

As of December 31, 2022, Handsome Reward Limited, a British Virgin Islands company, was the record owner of 439,200,000 Class B Ordinary Shares, and owned 5,971,360 Class A ordinary shares in the brokerage account of the administrator of the issuer’s employee stock option program. Handsome Reward Limited also had right to acquire 6,068,640 Class A Ordinary Shares upon exercise of options, and 362,016 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans, within 60 days after December 31, 2022. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

The voting power of the shares beneficially owned by Robin Yanhong Li represented 57.4% of the total outstanding voting power of the Company as of December 31, 2022. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Company’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022 (taking into account the number of shares that the Reporting Person had the right to acquire based on the options and restricted shares that shall have become vested by 60 days after December 31, 2022). Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

CUSIP No. G07034104	13G	Page 6 of 7 Pages

Melissa Ma, Robin Yanhong Li’s wife, was the record owner of 4,480,000 Class A Ordinary Shares and 98,800,000 Class B Ordinary Shares as of December 31, 2022. In addition, she also owned 35,772 ADSs in the brokerage account of the administrator of the issuer’s employee stock option program, and had the right to acquire 6,525 ADSs upon the vesting of restricted share units granted under the Company’s share incentive plan within 60 days after December 31, 2022. Robin Yanhong Li may be deemed to share beneficial ownership of the shares owned by Melissa Ma. Mr. Li expressly disclaims such beneficial ownership of the shares beneficially owned by Ms. Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G07034104	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Robin Yanhong Li	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement